UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 64069/March 11, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14170

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IN THE MATTER OF	:	
	:	ORDER
CAIBS INTERNATIONAL, INC.	:	MAKING FINDINGS
(N/K/A CAIBS INTERNATIONAL HOLDING, INC.),	:	AND REVOKING
CALIBER LEARNING NETWORK, INC.	:	REGISTRATION BY
(N/K/A CLN, INC.),	:	DEFAULT AS TO
CARTOON ACQUISITION, INC.,	:	CARTOON ACQUISITION,
CEL COMMUNICATIONS, INC.,	:	INC.
CELLULAR TELEPHONE ENTERPRISES, INC., and	:	
CENTRUM INDUSTRIES, INC.	:	

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The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on December 21, 2010, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The proceeding has ended as to all Respondents except Cartoon Acquisition, Inc. (Cartoon Acquisition). See Caibs Int'l, Inc., Exchange Act Release No. 63847 (Feb. 7, 2011).[1]

The Office of the Secretary has provided evidence that service of the OIP was attempted on Cartoon Acquisition in accordance with 17 C.F.R. § 201.141(a)(2)(ii) on December 24, 2010. Cartoon Acquisition's Answer to the OIP was due ten days from the date of service. See OIP at 3; 17 C.F.R. § 201.220(b). Since Cartoon Acquisition has not filed an Answer or otherwise defended the proceeding, it is in default. See 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, the following allegations of the OIP are deemed to be true as to it, with official notice taken of its public official records found in the Commission's EDGAR database. See 17 C.F.R. §§ 201.155(a), .323.

Cartoon Acquisition (CIK No. 1265869) is a void Delaware corporation located in Wyoming, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed a periodic report since it filed a Form 10-QSB for the period ended September 30, 2005, which reported a net loss of $26,027 for the prior nine months.

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[1] The proceeding was stayed as to Cartoon Acquisition to permit the Commission an opportunity to consider its Offer of Settlement; however, the Respondent failed to return a signed Offer of Settlement and the stay has lapsed. See 17 C.F.R. § 201.161(c)(2).

In addition to its repeated failures to file timely periodic reports, Cartoon Acquisition has also failed to heed at least one delinquency letter sent to it by the Division of Corporation Finance requesting compliance with its periodic filing obligations or, through its failure to maintain a valid address on file with the Commission as required by rule, did not receive the letter.

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports, and Rule 13a-13 requires issuers that file annual reports on Form 10-K to file quarterly reports on Form 10-Q. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, Cartoon Acquisition failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of Cartoon Acquisition's registered securities.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Cartoon Acquisition, Inc., is hereby REVOKED.

Robert G. Mahony
Administrative Law Judge